UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29679/May 25, 2011

_____

In the Matter of   :
                                                    :
NEUBERGER BERMAN INCOME OPPORTUNITY FUND   :
605 Third Ave.   :
2nd Floor   :
New York, NY 10158-0180   :
                                                    :
(811-21334)   :
                                                    :
_____

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Neuberger Berman Income Opportunity Fund filed an application on
March 28, 2011, requesting an order under section 8(f) of the
Act declaring that it has ceased to be an investment company.

On April 29, 2011, a notice of filing of the application was
issued (Investment Company Act Release No. 29663). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be
issued unless a hearing was ordered. No request for a hearing
has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, that applicant has
ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in
effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                        Cathy H. Ahn
                                        Deputy Secretary